JMP Securities LLC
Statement of Financial Condition (Confidential)
December 31, 2017

Assets

Cash and cash equivalents	$	56,741,082
Marketable securities owned, at fair value		11,455,238
Investment banking fees receivable, net (allowance for doubtful accounts of $159,456 at December 31, 2017)		9,566,978
Receivable from clearing broker		1,059,158
Due from affiliates		4,667,754
Other assets		1,656,633
Total assets	$	85,146,843

Liabilities and Member's Equity

Liabilities

Marketable securities sold, but not yet purchased, at fair value	$	7,919,419
Accrued compensation and benefits		31,640,930
Accounts payable and accrued expenses		2,731,551
Due to affiliates		2,335,936
Payable to broker-dealers		8,814
Deferred compensation liability		1,504,171
Total liabilities		46,140,821
Liabilities subordinated to claims of general creditors (Note 6)		15,000,000
Commitments and contingencies (Note 8)		
Member's equity		24,006,022
Total liabilities and member's equity	$	85,146,843

The accompanying notes are an integral part of these financial statements.